Mac Filmworks, Inc.
                       9464 Mansfield Road, Suite A-1
                            Shreveport, La 71118

October 6, 2005

Securities and Exchange Commission
100 F Street, NE, Mail Stop 04-06
Washington, D.C. 20549

Attention:
Johanna Losert

Re:   Mac Filmworks, Inc.
      Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-70526
      Application for Withdrawal

 Dear Ms. Losert:

      Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Mac Filmworks, Inc. (the "Company") hereby applies for an order granting the immediate withdrawal of its Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (File No. 333-70526) including all exhibits filed with such Post-Effective Amendment, filed by the Company with the United States Securities and Exchange Commission (the "Commission") on September 30, 2005. The Registration Statement was declared effective by the Commission on February 7, 2005, and no shares have been sold pursuant to the Post-Effective Amendment and Registration Statement.

      The Registration Statement was initially filed in connection with a public sale of units consisting of common stock and warrants which offering terminated on August 7, 2005. The Post-Effective Amendment was filed to extend the offering deadline, among other things. The staff of the Commission informed the Company that a new registration statement and not a post-effective amendment needed to be filed.

      Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Thomas Pritchard or Peter Talosig, legal counsel to the Company, at 713-209-2911 or 713-209-2918.

                                        Sincerely,

                                        MAC FILMWORKS, INC.

                                        By:  /s/  Jim McCullough
                                            -------------------------------
                                            Jim McCullough
                                            Chief Executive Officer